09059180

AB 3/10

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45173

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brockett Tamny & Co. Incorporated

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

444 South Flower Street, Suite 2350
(No. and Street)

Los Angeles, (City) CA (State) 90071-2901 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter C. Brockett 213-452-4433
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA
(Name – *if individual, state last, first, middle name*)

3832 Shannon Road (Address) Los Angeles, (City) CA (State) 90027 (Zip Code)

SEC Mail Processing Section

MAR 03 2009

Washington, DC
111

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/23/09

OATH OR AFFIRMATION

I, Peter C. Brockett, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brockett Tamny & Co. Incorporated, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

[signature]

Signature

MANAGING DIRECTOR

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California

County of Los Angeles

On 2/20/09 before me, Sara M. Gallagher,
Date — Name and Title of Officer (e.g., "Jane Doe, Notary Public")

personally appeared Peter C. Brockett
Name(s) of Signer(s)

______________________________,

☑ personally known to me

☐ (or proved to me on the basis of satisfactory evidence)

SARA M. GALLAGHER
COMM. #1631497
NOTARY PUBLIC - CALIFORNIA
LOS ANGELES COUNTY
COMM. EXPIRES DEC. 19, 2009

to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

WITNESS my hand and official seal.

Place Notary Seal Above

Sara M. Gallagher
Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: ______________________________

Document Date: ______________________ Number of Pages: __________

Signer(s) Other Than Named Above: ______________________________

Capacity(ies) Claimed by Signer(s)

Signer's Name: ______________________
- ☐ Individual
- ☐ Corporate Officer — Title(s): __________
- ☐ Partner — ☐ Limited ☐ General
- ☐ Attorney in Fact
- ☐ Trustee
- ☐ Guardian or Conservator
- ☐ Other: __________

Signer Is Representing: __________

RIGHT THUMBPRINT OF SIGNER
Top of thumb here

Signer's Name: ______________________
- ☐ Individual
- ☐ Corporate Officer — Title(s): __________
- ☐ Partner — ☐ Limited ☐ General
- ☐ Attorney in Fact
- ☐ Trustee
- ☐ Guardian or Conservator
- ☐ Other: __________

Signer Is Representing: __________

RIGHT THUMBPRINT OF SIGNER
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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE - DECEMBER 31, 2008

BROCKETT TAMNY & CO. INCORPORATED

CONTENTS

Elizabeth Tractenberg, CPA

3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/669-0575

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Brockett Tamny & Co. Incorporated
Los Angeles, California

I have audited the accompanying statement of financial condition of Brockett Tamny & Co. Incorporated (the Company) as of December 31, 2008 and related statements of operations, cash flows, and changes in shareholders' equity for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2008 and the results of its operations, cash flows and shareholders' equity for the year then ended in conformity with accounting principles generally accepted in the United States.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplementary Information on pages 8 to 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements but includes supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, California
January 14, 2009

BROCKETT TAMNY & CO. INCORPORATED
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

Cash		
Checking	$ 4,850	
Money market	5,107	$ 9,957
Advance to affiliates		15,940
Prepaid FINRA fees		1,935
Investments in securities		37,125
TOTAL ASSETS		$ 64,957

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES		
Accounts payable and accrued expenses		$ 1,532
Payable to shareholders		23,000
TOTAL LIABILITIES		24,532
SHAREHOLDERS' EQUITY		
Common stock ($1 par value, 100,000 shares authorized and issued; 7,588 shares outstanding)	$ 8,232	
Paid-in capital	250,768	
Retained earnings	(218,575)	40,425
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		$ 64,957

See Accompanying Notes to Financial Statements

BROCKETT TAMNY & CO. INCORPORATED
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2008

REVENUES		
Consulting fees	$	69,000
Interest income		28
Unrealized loss on investment		(37,110)
TOTAL REVENUES		31,918
OPERATING EXPENSES - see page 9		132,195
INCOME (LOSS) BEFORE INCOME TAX PROVISION		(100,277)
INCOME TAX PROVISION		800
NET INCOME (LOSS)	$	(101,077)

See Accompanying Notes to Financial Statements

BROCKETT TAMNY & CO. INCORPORATED
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2008

	Common Stock Shares	Common Stock	Paid-In Capital	Retained Earnings (Deficit)	Total
Balance, December 31, 2007	7,533	$ 7,512	$ 202,488	$ (117,498)	$ 92,502
Capital Contribution	720	720	48,280		49,000
Net Income				(101,077)	(101,077)
Balance, December 31, 2008	8,253	$ 8,232	$ 250,768	$ (218,575)	$ 40,425

See Accompanying Notes to Financial Statements

BROCKETT TAMNY & CO. INCORPORATED
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2008

Cash Flows from Operating Activities:		
Net income (loss)	$	(101,077)
Unrealized gain (loss) on investments		37,110
Changes in operating assets and liabilities:		
Prepaid expenses		3,652
Deposits		2,433
Accounts payable and accrued expenses		(566)
Net cash provided in operating activities		(58,448)
Cash Flows from Investing Activities:		0
Cash Flows from Financing Activities:		
Capital contribution		49,000
Loans from shareholders		13,000
Cash Flows from Financing Activities		62,000
Net increase in cash		3,552
Cash at beginning of year		6,405
Cash at end of year	$	9,957

SUPPLEMENTAL INFORMATION

Interest paid	$	86
Income taxes paid	$	0

See Accompanying Notes to Financial Statements

BROCKETT TAMNY & CO. INCORPORATED.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008

NOTE 1 - NATURE OF BUSINESS

Brockett Tamny & Co. Incorporated, the Company (a California Corporation) located in Los Angeles California was incorporated July 13, 1990.

The Company is a broker-dealer having been approved by the National Association of Securities Dealers, Inc. ("NASD") on April 27, 1993. The NASD and NYSE Member Regulation consolidated in 2007 to form the Financial Industry Regulatory Agency ("FINRA"). The Company's business is to raise capital and provide merger and acquisition services. . The Company operates pursuant to the (k)(1) exemptive provision of the SEC Rule 15c3-3, pursuant to SEC Rule 17a-5(d)(3) and does not hold customer funds or securities. As a result, the Company is exempt from certain provisions and requirements of the Securities Exchange Commission.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A) Revenue Recognition - The Company recognizes revenue upon rendering of services. Receivables longer than one year are treated as deferred income.

B) Property, Equipment and Depreciation - Property and equipment are carried at cost. Depreciation is calculated on the straight-line method over estimated economic lives which are generally five years.

C) Use of Estimates - the preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

D) Income taxes - Income taxes are provided based on earnings reported for financial statement purposes. In accordance with FASB Statement No. 109, the asset and liability method requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between tax basis and financial reporting basis of assets and liabilities.

NOTE 3 - NET CAPITAL REQUIREMENT

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital ($5,000) as defined under such provisions. See page 9 for the computation of net capital.

NOTE 4 - COMMITMENTS AND CONTINGENCIES

The Company subleases facilities in the County of Los Angeles under a short-term agreement expiring in 2010.

NOTE 5 - INCOME TAXES

The Company's fiscal year ends December 31, 2008. The Company will file an income tax return on the cash basis. The provision for income taxes for the year consists of the following:

Federal Current	$ 0
State Current	800
	$ 800

NOTE 6 – ADVANCE TO AFFILIATE

The Company advanced funds towards organization expenses on behalf of an entity in which officers of the company have a 5% common ownership.

NOTE 7 – PAYABLE TO SHAREHOLDERS

The shareholders made a $23,000 no interest loan to the Corporation. The repayment is expected within the next five years.

NOTE 8 – INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

Information relating to possession or control requirements is not applicable to the Company as the Company qualifies for exemption under Rule 15c3-3 (k) (1).

NOTE 9 - COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS PER RULE 15c3-3.

A computation of reserve requirements is not applicable to the Company as the Company qualifies for exemption under Rule 15c3-3 (k)(1).

BROCKETT TAMNY & CO. INCORPORATED
SCHEDULE OF OPERATING EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2008

OPERATING EXPENSES

Insurance	$	20,465
Interest expense		86
Office		3,414
Payroll taxes		4,088
Printing		1,712
Professional services		3,025
Rent		41,883
Salaries and wages		49,500
Telephone		7,504
All other		518
TOTAL OPERATING EXPENSES	$	132,195

See Accompanying Notes to Financial Statements

BROCKETT TAMNY & CO. INCORPORATED
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT
TO RULE 15c3-1
DECEMBER 31, 2008

COMPUTATION OF NET CAPITAL		
Total ownership equity from statement of financial condition	$	40,425
Nonallowable assets		
Advance to affiliates		(15,940)
Prepaid FINRA fees		(1,935)
Haircuts including haircuts for undue concentration		(9,281)
NET CAPITAL	$	13,269
COMPUTATION OF NET CAPITAL REQUIREMENTS		
Minimum net aggregate indebtedness - 6-2/3% of net aggregate indebtedness	$	1,635
Minimum dollar net capital required	$	5,000
Net Capital required (greater of above amounts)	$	5,000
EXCESS CAPITAL	$	8,269
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$	10,816
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total liabilities	$	24,532
Percentage of aggregate indebtedness to net capital		185%

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

NET CAPITAL PER COMPANY'S COMPUTATION	$	13,553
VARIANCE -		
Accrued expenses		(284)
NET CAPITAL PER AUDITED REPORT	$	13,269

See Accompanying Notes to Financial Statements

BROCKETT TAMNY & CO. INCORPORATED

STATEMENT OF INTERNAL CONTROL

DECEMBER 31, 2008

Elizabeth Tractenberg, CPA

3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/669-0575

Report of Independent Accountant
on Internal Accounting Control Required by SEC Rule 17a-5

Board of Directors
Brockett Tamny & Co. Incorporated
Los Angeles, California

In planning and performing my audit of the financial statements and supplemental schedules of Brockett Tamny & Co. Incorporated (the Company) for the year ended December 31, 2008, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-5(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide

Board of Directors
Brockett Tamny & Co. Incorporated
Los Angeles, California

management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate on December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for anyone other than these specified parties.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, California
January 14, 2009